FRANK J. HARITON • ATTORNEY - AT -LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

June 24, 2010

Mr. Mark Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Phone (202) 551-3299

Fax (202) 772-9244

RE:     Petrocorp Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 9, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 16, 2009

File No. 3-141993

Dear Mr. Shannon,

In response to your comment letter dated April 16, 2010 (the “Comment Letter”) Petrocorp Inc. (the “Company”) has the following responses.  The numbered paragraphs below correspond to the numbered paragraphs in the comment letter.

            Please note that we are filing this letter after a discussion with the staff last week where we were advised that this letter is required in addition to the filings of reports and amended reports that the Company has made.

1.         The comment is noted and no reference to staff comments will be made in future filings.  We do not feel that the expense of a further amendment to the Company’s filings is required.

2.         We have made appropriate changes in the subsequent filings by the Company in response to the comment and will continue to do so.  We do not feel that the expense of a further amendment to the Company’s filings is required.

3.         We have made appropriate changes in the subsequent filings by the Company in response to the comment and will continue to do so.  We do not feel that the expense of a further amendment to the Company’s filings is required.

4.         We have made appropriate changes in the subsequent filings by the Company in response to the comment and will continue to do so.  We do not feel that the expense of a further amendment to the Company’s filings is required.

5.         We have made appropriate changes in the subsequent filings by the Company in response to the comment and will continue to do so.  We do not feel that the expense of a further amendment to the Company’s filings is required.

6.         Although the comment is noted and future filings will reflect the matters contemplated thereby, we confirm that the Company is in the process of disposing of this asset.  The disposition will be appropriately disclosed in the Company’s future filings.  We do not feel that the expense of a further amendment to the Company’s filings is required.

As corporate secretary of the Company and on behalf of the Company I advise you that the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Frank Hariton